Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement Nos. 333–179981 and 333–172593 on Form S–3 and Registration Statement Nos. 333–172624, 333–163686 and 333–140205 on Form S–8 of EV Energy Partners, L.P. of our report dated December 11, 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined statement of revenues and direct operating expenses prepared for the purpose of complying with Regulation S–X Rule 3–05 of the United States Securities and Exhange Commission and was not intended to be a complete presentation of the Acquired Properties results of operations) relating to the combined statement of revenues and direct operating expenses of the Acquired Properties for the year ended December 31, 2014 appearing in this Current Report on Form 8–K/A of EV Energy Partners, L.P.

/s/DELOITTE & TOUCHE LLP
Houston, Texas
December 11, 2015